FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 6, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc
6 March 2015

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY IN ACCORDANCE WITH DTR 3.1.2R AND DTR 3.1.4R

1.   The Royal Bank of Scotland Group plc (the "Company") announces that conditional deferred awards over ordinary shares of £1 in the Company ("Shares") vested on 6 March 2015 to the Persons Discharging Managerial Responsibility ("PDMRs") set out below. The conditional deferred awards were granted under the RBS 2010 Deferral Plan between March 2012 and March 2014. The number of Shares sold to meet relevant tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

PDMR	No. of Shares vested	No. of Shares sold to satisfy relevant tax liability	No. of vested Shares retained

Elaine Arden	15,291	7,199	8,092
Rory Cullinan	393,786	185,358	208,428
Leslie Matheson	10,813	5,091	5,722
Ross McEwan	18,799	8,849	9,950
Alison Rose	132,054	62,160	69,894
David Stephen	46,065	21,684	24,381

The market price per Share on the date of vesting was £3.782.  Vested Shares retained after payment of relevant tax liabilities are subject to a six month retention period from vesting and are held in the Computershare Retained Shares Nominee account.

2.   The Company announces that conditional long term incentive awards over Shares vested on 6 March 2015 to the PDMRs set out below.  The conditional long term incentive awards were granted under the RBS 2010 Long Term Incentive Plan on 7 March 2012 (or as otherwise stated).  The number of Shares sold to meet relevant tax liabilities arising on vesting and the number of vested Shares retained by each PDMR is set out below:-

PDMR	No. of Shares vested	No. of Shares sold to satisfy relevant tax liability	No. of Shares retained

Elaine Arden	130,690	61,517	69,173
Rory Cullinan	186,979	88,013	98,966
Leslie Matheson	95,879	45,131	50,748
Simon McNamara1	66,050	31,091	34,959
Alison Rose	194,313	91,465	102,848
David Stephen	135,853	63,947	71,906
Ewen Stevenson2	148,895	70,086	78,809

1 Granted and announced on 8 November 2013.
2 Granted and announced on 19 May 2014.

The market price per Share on the date of vesting was £3.782.  Vested Shares retained after payment of relevant tax liabilities are subject to a six month retention period from vesting and are held in the Computershare Retained Shares Nominee account.

3.   The Company announces that a conditional award over Shares has been granted on 6 March 2015 under the RBS 2014 Employee Share Plan (the "ESP") to the PDMR set out below.  The award is subject to performance conditions. Malus provisions will apply up until vest and clawback provisions will also apply for a period of seven years from the date of grant.

PDMR	Maximum no. of Shares eligible to vest
Rory Cullinan	555,110

The market price per Share used on the grant of the above awards was £3.7362.  Vested Shares retained after payment of relevant tax liabilities will be subject to a six month retention period from vesting.

4.   The Company announces that conditional long term incentive awards over Shares have been granted on 6 March 2015 under the ESP to the PDMRs set out below.  The awards are subject to performance conditions. Malus provisions will apply up until the vest and clawback provisions will also apply for a period of seven years from the date of grant.

PDMR	No. of Shares representing the initial notional value of award at grant	Maximum no. of Shares eligible to vest

Elaine Arden	141,321	294,417
Leslie Matheson	160,592	334,565
Ross McEwan	200,394	417,486
Simon McNamara	179,863	374,713
Jonathan Pain	141,321	294,417
Alison Rose	173,439	361,330
David Stephen	167,016	347,948
Ewen Stevenson	277,502	578,128

The market price per Share used on the grant of the above awards was £3.7362.  Vested Shares retained after payment of relevant tax liabilities will be subject to a six month retention period from vesting.

5. The Company announces that on 6 March 2015 it was notified that Elaine Arden, a PDMR, had sold 42,488 Shares on that date, at a price of £3.76565 per share.

6.  The Company announces that on 5 March 2015 it was notified that Rory Cullinan, a PDMR, had sold 318,468 Shares on that date, at a price of £3.715 per share.

For further information contact:-
RBS Media Relations - +44(0)131 523 4205

Person responsible for making notification:-
Aileen Taylor, Company Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 March 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary